Filed Pursuant to Rule 433

Registration No. 333-269836

February 18, 2025

Pricing Term Sheet

Johnson & Johnson

4.500% Notes due 2027

4.550% Notes due 2028

4.700% Notes due 2030

4.850% Notes due 2032

5.000% Notes due 2035

Issuer:	Johnson & Johnson (the “Company”)

Security:	4.500% Notes due 2027	4.550% Notes due 2028	4.700% Notes due 2030	4.850% Notes due 2032	5.000% Notes due 2035

Size:	$750,000,000	$750,000,000	$1,000,000,000	$1,250,000,000	$1,250,000,000

Maturity Date:	March 1, 2027	March 1, 2028	March 1, 2030	March 1, 2032	March 1, 2035

Coupon:	4.500%	4.550%	4.700%	4.850%	5.000%

Interest Payment Dates:	Paid semi-annually on March 1 and September 1, commencing September 1, 2025	Paid semi-annually on March 1 and September 1, commencing September 1, 2025	Paid semi-annually on March 1 and September 1, commencing September 1, 2025	Paid semi-annually on March 1 and September 1, commencing September 1, 2025	Paid semi-annually on March 1 and September 1, commencing September 1, 2025

Price to Public:	100.000%	99.942%	99.799%	99.716%	99.873%

Underwriting Discount:	0.200%	0.250%	0.300%	0.350%	0.400%

Benchmark Treasury:	4.125% due January 31, 2027	4.250% due February 15, 2028	4.250% due January 31, 2030	4.375% due January 31, 2032	4.625% due February 15, 2035

Benchmark Treasury Price and Yield:	99-21 5⁄8, 4.299%	99-25 3⁄4, 4.320%	99-11+, 4.395%	99-12+, 4.478%	100-20, 4.546%

Spread to Benchmark Treasury:	20 bps	25 bps	35 bps	42 bps	47 bps

Yield:	4.499%	4.570%	4.745%	4.898%	5.016%

Make-Whole Call:	Treasury +5 bps prior to March 1, 2027	Treasury +5 bps prior to February 1, 2028	Treasury +10 bps prior to February 1, 2030	Treasury +10 bps prior to January 1, 2032	Treasury +10 bps prior to December 1, 2034

Par Call:	N/A	Any time on or after February 1, 2028, at 100%	Any time on or after February 1, 2030, at 100%	Any time on or after January 1, 2032, at 100%	Any time on or after December 1, 2034, at 100%

Trade Date:	February 18, 2025

Expected Settlement Date*:	February 20, 2025 (T+2)

CUSIP:	478160 DG6	478160 DH4	478160 DJ0	478160 DK7	478160 DL5

ISIN:	US478160DG60	US478160DH44	US478160DJ00	US478160DK72	US478160DL55

Expected Ratings**:	Aaa/Stable (Moody’s) / AAA/Negative Watch (S&P)

Use of Proceeds:	The Company intends to use the net proceeds of the offering of the notes, together with the proceeds from the concurrent euro notes offering, borrowings under the Company’s commercial paper program and cash on hand, to fund its recently announced acquisition of Intra-Cellular Therapies, Inc. (“Intra-Cellular”), a biopharmaceutical company focused on the development and commercialization of therapeutics for central nervous system disorders. The acquisition is subject to applicable regulatory approvals, approval by Intra-Cellular’s stockholders and other customary closing conditions. Any net proceeds not so applied will be used for general corporate purposes.

Joint Book-Running Managers:

Citigroup Global Markets Inc.

BofA Securities, Inc.

J.P. Morgan Securities LLC

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

BNP Paribas Securities Corp.

HSBC Securities (USA) Inc.

NatWest Markets Securities Inc.

RBC Capital Markets, LLC

Senior Co-Managers:	ING Financial Markets LLC Santander US Capital Markets LLC UBS Securities LLC UniCredit Capital Markets LLC

Co-Managers:

BBVA Securities Inc.

Intesa Sanpaolo IMI Securities Corp.

Standard Chartered Bank

MUFG Securities Americas Inc.

Loop Capital Markets LLC

Siebert Williams Shank & Co., LLC

R. Seelaus & Co., LLC

Academy Securities, Inc.

Samuel A. Ramirez & Company, Inc.

Independence Point Securities LLC

*

We expect to deliver the notes against payment therefor on or about February 20, 2025, which will be the second business day following the date of the pricing of the notes (such settlement cycle being herein referred to as “T+2”). Under Rule 15c6-1 of the Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the business day immediately preceding the settlement date will be required, by virtue of the fact that the notes initially will settle T+2, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of notes who wish to trade notes prior to the business day immediately preceding the settlement date should consult their own advisers.

**	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. This pricing term sheet supplements, and should be read in conjunction with, the issuer’s preliminary prospectus supplement dated February 18, 2025 and the accompanying prospectus dated February 16, 2023 and the documents incorporated by reference therein.

You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, BofA Securities, Inc. toll-free at 1-800-294-1322 or J.P. Morgan Securities LLC collect at 1-212-834-4533.